FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Customer accounts by country

	At 31 December
	2013 US$m	2012 US$m

Europe ...................................................................................................................................	644,816	555,009
UK34 .......................................................................................................................................	504,984	426,144
France35 .................................................................................................................................	65,844	55,578
Germany .................................................................................................................................	16,615	15,611
Malta ......................................................................................................................................	6,222	5,957
Switzerland ..............................................................................................................................	16,796	20,211
Turkey ....................................................................................................................................	7,795	7,629
Other ......................................................................................................................................	26,560	23,879

Hong Kong ............................................................................................................................	365,993	346,208

Rest of Asia-Pacific .............................................................................................................	182,626	183,621
Australia .................................................................................................................................	19,812	20,430
India .......................................................................................................................................	11,549	10,415
Indonesia ................................................................................................................................	5,865	6,512
Mainland China .......................................................................................................................	40,579	35,572
Malaysia .................................................................................................................................	17,139	17,641
Singapore ................................................................................................................................	43,988	47,862
Taiwan ....................................................................................................................................	12,758	12,497
Vietnam ..................................................................................................................................	2,426	2,147
Other ......................................................................................................................................	28,510	30,545

Middle East and North Africa (excluding Saudi Arabia) ....................................................................................................	38,683	39,583
Egypt ......................................................................................................................................	7,401	7,548
Qatar ......................................................................................................................................	2,861	2,704
UAE .......................................................................................................................................	18,433	18,448
Other ......................................................................................................................................	9,988	10,883

North America .....................................................................................................................	196,495	149,037
US34 ........................................................................................................................................	135,531	90,627
Canada ....................................................................................................................................	48,065	47,049
Bermuda ..................................................................................................................................	12,899	11,361

Latin America ......................................................................................................................	54,199	66,556
Argentina ................................................................................................................................	4,468	5,351
Brazil ......................................................................................................................................	24,353	30,144
Mexico ...................................................................................................................................	23,975	22,724
Panama ...................................................................................................................................	−	5,940
Other ......................................................................................................................................	1,403	2,397

Total ......................................................................................................................................	1,482,812	1,340,014

For footnotes, see page 132.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014